UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-291669).

EXHIBIT INDEX

The following Exhibit 99.1 is furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Underwriting Agreement, dated November 21, 2025, among GFL Environmental Inc., the selling shareholders named therein, RBC Capital Markets, LLC and RBC Dominion Securities Inc.
99.2	Consent of Stikeman Elliott LLP
99.3	Consent of Davies Ward Phillips & Vineberg LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: November 24, 2025	By:	/s/ Mindy Gilbert
		Name:	Mindy Gilbert
		Title:	Executive Vice President and Chief Legal Officer